AMERICAN NORTEL COMMUNICATIONS, INC.
7975 North Hayden Road
Suite D-333
Scottsdale, AZ  85253

May 19, 2008

United States
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549-0308

RE           American Nortel Communications, Inc.
File 1-13134

Dear Mr. Dharia:

1.	Please amend you Form 8-K to include the required letter from your former auditor addressing you disclosure in the Form 8-K an exhibit to you Form 8-K/A. Refer to Item 304(a) (3) of Regulation S-K.

We have filed our form 8-K/A as an amendment to our filing to include the letter from our former auditor.

2.	Please identify the Company’s two most recent fiscal years and subsequent interim period which were covered by the opinion of Weber’s reports as indicated in second paragraph of the Form 8-K.

We have filed our Form 8-K/A as an amendment to include the two most recent fiscal years and subsequent interim period which were covered by our former auditor.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ William P. Williams
William P. Williams
CEO, President, CFO and Sole Director